FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Argentina reports consolidated second quarter earnings for fiscal year 2019.

BBVA Banco Frances S.A. announces results for

the second quarter of 2019

Buenos Aires, August 12, 2019 - BBVA Banco Francés S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its results for the second quarter ended June 30, 2019

Highlights

•

BBVA Argentina’s net income reached AR$ 6.8 billion for the second quarter of 2019, a 16.9% increase compared to the previous quarter. Net income during the first quarter 2019 included the impact of the sale of 51% of the Bank’s stake in Prisma Medios de Pago S.A. (“Prisma”) and the market valuation of the remaining 49%, excluding such impact the growth in the quarter would have been 74.1%.

•	During the second quarter of 2019, BBVA reached an average return on assets (ROA) of 7% and an average return on equity (ROE) of 58.4%.

•

In terms of activity, the private sector loan portfolio totaled AR$ 186.6 billion, remaining at a similar level compare to the previous quarter while increasing 15.1% in the last twelve months. Including the VW Financial Services portfolio growth would have reached 1.1% and 19.9%, respectively. The consolidated market share with related companies was 8.5% as of June 30, 2019, earning 27 basis points (bp) compared to the June 2018 quota.

•

As of June 30, 2019, the asset quality ratio (Non-Performing Loans/Total loans) reached 2.66%, with a coverage ratio of 112.87% (Total allowances/NPL). It is important to note that although asset quality indicators show some deterioration, they remain within the lowest levels in the financial system.

•	Total deposits grew at a faster pace than loans, both during the quarter and annually, increasing 2.3% and 47.9%, respectively.

•	The efficiency ratio for the second quarter of 2019 was 34.2%, showing an improvement of 268 bp during the quarter and of 1,582 compared to the ratio of the same period of 2018.

•

As of June 30, 2019, BBVA had a total consolidated capital ratio of 16.7%, which represents an excess of AR$ 24.2 billion or 103.6% over the minimum required. The Tier I ratio reached 16%. Liquid assets accounted for 60.7% of the Bank’s deposits.

Presentation of the information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the temporary exception of (i) Expected losses of IFRS 9 “Financial Instruments”, which will be applicable for the fiscal year beginning on or after January 1st, 2020 (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, which will be applicable for the fiscal year beginning on or after January 1st, 2020, (iii) the recording of a contingency provision relating to the uncertainty of certain tax positions required by the BCRA, and (iv) the valuation adjustment established by the BCRA applied to the valuation of the remaining stake maintained by the Bank in Prisma. Data and figures shown in this Earnings Release may differ from the ones shown in the Bank’s annual report on Form 20-F.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Francés (Francés Valores, Francés Asset Management and Consolidar AFJP). As of the first quarter of 2018, the Bank’s share interest in PSA Finance is no longer disclosed on a consolidated basis but is recorded as Investments in associates (recorded under the proportional equity method), and the corresponding results are recorded as “Income from associates”, as with Rombo Compañia Financiera. As of September 25, 2018, the Bank’s share interest in Volkswagen Financial Services is no longer disclosed on a consolidated basis.

All the figures in this press release are expressed in pesos (AR$). The balances in foreign currency as of June 30, 2019 were converted into pesos at the reference exchange rate published by the BCRA for such date (AR$ 42.4483/USD).

The information published by the BBVA Group for Argentina is prepared according to IFRS, non- considering the temporary exceptions established by BCRA

Quarterly Results

Condensed Income Statement (1)	Quarter ended			Δ% Quarter ended 6/30/19 vs Quarter ended
In thousands of pesos except EPS, ADS	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Net interest income	13,036,118	9,751,251	5,970,921	33.7%	118.3%
Net fee income	1,943,656	1,494,815	919,141	30.0%	111.5%
Net income of financial instruments	2,115,028	2,464,277	(647,534)	(14.2%)	(426.6%)
Result from assets at amortised cost	(36,380)	(4,183)	(68,298)	769.7%	(46.7%)
Foreign exchange difference	1,321,560	1,174,542	2,009,608	12.5%	(34.2%)
Other operating income	4,389,805	3,390,923	622,728	29.5%	604.9%
Provision for loan losses	(1,864,924)	(2,358,139)	(804,248)	(20.9%)	131.9%
Net operating income	20,904,863	15,913,486	8,002,318	31.4%	161.2%
Personnel expenses	(3,242,029)	(2,712,587)	(1,929,968)	19.5%	68.0%
Administrative expenses	(2,421,106)	(2,044,423)	(1,646,632)	18.4%	47.0%
Depreciation and amortization of assets	(393,926)	(358,361)	(207,860)	9.9%	89.5%
Other operating expenses	(6,074,392)	(2,538,043)	(1,428,480)	139.3%	325.2%
Operating Expenses	(12,131,453)	(7,653,414)	(5,212,940)	58.5%	132.7%
Operating income	8,773,410	8,260,072	2,789,378	6.2%	214.5%
Income from associates and joint ventures	312,483	117,003	230,867	167.1%	35.4%
Net income before income tax	9,085,893	8,377,075	3,020,245	8.5%	200.8%
Income tax from continuing operations	(2,305,571)	(2,366,004)	(866,387)	(2.6%)	166.1%
Net income including non-controlling shareholders	6,780,322	6,011,071	2,153,858	12.8%	214.8%
Net income attributable to non-controlling shareholders	199	3,452	29,938	(94.2%)	(99.3%)
Net income	6,780,123	6,007,619	2,123,920	12.9%	219.2%
Other comprehensive income	27,259	(184,020)	68,085	(114.8%)	(60.0%)
Total net income	6,807,382	5,823,599	2,192,005	16.9%	210.6%
Earnings per share (2)	11.1	9.8	3.5	12.9%	219.2%
Earnings per ADS (3)	33.2	29.4	10.4	12.9%	219.2%

(1)	Exchange Rate: $ 43.3533 = u$s 1
(2)	Assumes 612,659,638 ordinary shares.
(3)	Each ADS represents three ordinary shares

BBVA’s net income amounted to AR$ 6.8 billion as of June 30, 2019, growing 12.9% compared to the previous quarter and 219.2% compared to the previous quarter of 2018.

It is important to mention that the first quarter of 2019 included both the result of the sale of Prisma and the market valuation of the remaining stake. Excluding such impact growth in the quarter would have been 74.1%

Accumulated net income for the first six months of the year reached AR$ 12.8 billion, representing ROE of 59.1% and ROA of 6.9%. Excluding Prisma’s impact these ratios would have reached 5.7% and 50.3%, respectively.

Main Figures	Quarter ended			Δbp Quarter ended 06/30/2019 vs quarter ended
	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
ROA (Average Assets) (1)	7.0%	6.6%	3.5%	40	351
Accumulated ROA	6.9%		3.1%		382
ROE (Average Shareholders’ Equity) (1)	58.4%	58.8%	26.4%	(37)	3,198
Accumulated ROE	59.1%		23.5%		3,555
NIM (1)(2)	20.0%	18.2%	11.2%	178	872
NIM with foreign exchange difference (1)(2)	23.1%	20.3%	14.7%	278	844
Efficiency ratio (3)	34.2%	36.9%	50.0%	(268)	(1,582)
Accumulated Efficiency ratio	35.4%		47.5%		(1,209)

(1)	Annualized.
(2)

NIM: ((Net interest income + Gross income tax NII+ Cost of deposits insurance) + (Net income of financial instruments + Results from assets at amortised cost—Non deliverable forward )) / Interest Earning Assets

(3)

(Personnel and administrative expenses + Depreciations and amortizations) / ((Net interest income + Gross Income Tax + Cost of the deposits insurance) + (Fee income + Net income of financial instruments + Results from assets at amortised cost + FX Difference + Fees included in other operating income))

Net operating income

Net Operating Income	Quarter ended			Δ% Quarter ended 6/30/19 vs Quarter ended
In thousands of pesos	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Net interest income	13,036,118	9,751,251	5,970,921	33.7%	118.3%
Net fee income	1,943,656	1,494,815	919,141	30.0%	111.5%
Net income of financial instruments	2,115,028	2,464,277	(647,534)	(14.2%)	(426.6%)
Result from assets at amortised cost	(36,380)	(4,183)	(68,298)	769.7%	(46.7%)
Foreign exchange difference	1,321,560	1,174,542	2,009,608	12.5%	(34.2%)
Other operating income	4,389,805	3,390,923	622,728	29.5%	604.9%
Provision for loan losses	(1,864,924)	(2,358,139)	(804,248)	(20.9%)	131.9%
Net operating income	20,904,863	15,913,486	8,002,318	31.4%	161.2%

Net operating income amounted to AR$ 20.9 billion, including AR$ 3.2 billion accounted for as Other operating income, which is related to the results from the application of the inflation adjustment to the 2018 income tax calculation. At the same time a provision for the same amount is accounted for in Other operative expenses line item.

In addition, as was mention, the first quarter of 2019 includes the impact of the sale and the market valuation of Prisma, excluding both impacts, net operating income should grew 62.2% during the quarter and 161.2% compared with the same period of 2018.

During the third quarter of 2018 a reclassification was performed due to the change in criteria regarding the deferral of credit card emission fees, which were previously recorded as Net interest income and are now recorded as Net fee income and other operating income.

Moreover, since the first quarter of 2018, insurance fees previously recorded in other operative income are now recorded as Net fee income.

•	Net interest income

Net Interest Income	Quarter ended			Δ% Quarter ended 06/30/19 vs Quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Interest Income	23,018,132	18,375,643	9,478,091	25.3%	142.9%
Loan interest income	11,354,948	11,030,023	7,355,382	2.9%	54.4%
Income from adjustments (CER/ UVA)	2,275,214	1,585,079	513,337	43.5%	343.2%
Income from Public Securities	8,505,653	4,725,693	1,187,403	80.0%	616.3%
Others	882,317	1,034,848	421,969	(14.7%)	109.1%
Interest Expenses	(9,982,014)	(8,624,392)	(3,507,170)	15.7%	184.6%
Interest Expenses	(9,551,464)	(8,328,960)	(3,250,544)	14.7%	193.8%
Expenses from adjustments (CER/ UVA)	(430,550)	(295,432)	(256,626)	45.7%	67.8%
Net Income Interest	13,036,118	9,751,251	5,970,921	33.7%	118.3%

Net interest income increase by 33.7% compared to the previous quarter and 118.3% compared to the second quarter of 2018.

Compared to the first quarter of 2019, interest income increased by 25.3% whereas interest expenses grew at a slower pace, 15.7% quarter over quarter.

Net interest income continue continued to register a positive performance. During the quarter, average interest rate increased for both, loans and public bonds. At the same time, the efficient management of prices put in place by BBVA attenuated the increase of liability interest rates.

NIM

Interest-Earning Assets & Interest-Bearing Liabilities $ +	06/30/19		Quarter ended 03/31/19		06/30/18
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	263,862,749	35.9%	242,964,225	31.2%	175,925,115	26.5%
Interest-Bearing Liabilities	233,844,452	17.1%	214,652,486	16.2%	138,721,270	15.3%
NIM without foreign exchange differences	20.0%		18.2%		11.2%
NIM including foreign exchange differences	23.1%		20.3%		14.7%
NIM $ without foreign exchange differences	27.6%		24.4%		14.7%
NIM USD without foreign exchange differences	4.5%		5.7%		3.6%

The net interest margin (NIM) including the results for foreign currency exchange differences amounted to 23.1%, increasing 280 basis point (bp) compared to the previous quarter, which included the impact of Prisma. Excluding that impact NIM would have reached 17.7%, so the variation would have been 535 bp.

The ratio net of foreign exchange difference also registered an increase, from 18.2% to 20%.

The NIM in local currency (excluding FX differences) amounted to 27.6%. The increase in the ratio in pesos reflected higher asset interest rates, added to the efficient management of liability rates

The NIM in foreign currency registered a decrease of 113 bp, from 5.7% to 4.5%, mainly due to lower rates of public securities.

Interest-Earning Assets & Interest-Bearing Liabilities $	06/30/19		Quarter ended 03/31/19		06/30/18
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	176,149,210	51.2%	162,369,052	43.9%	125,671,511	35.3%
Public sector instruments	57,827,444	64.3%	44,712,518	49.6%	16,097,421	33.3%
Loans	117,806,541	44.7%	116,879,331	41.8%	108,949,580	27.6%
Other interest-earning assets	515,226	53.6%	777,204	46.1%	624,511	29.3%
Interest-Bearing Liabilities	115,855,523	34.1%	111,221,798	31.0%	87,973,460	24.0%
Saving Accounts	30,133,170	0.2%	29,334,491	0.2%	25,837,725	0.2%
Time Deposits	72,629,412	45.8%	69,547,645	42.3%	44,114,943	24.4%
Current accounts with interest	7,264,622	43.8%	7,350,478	36.2%	13,185,778	28.2%
Corporate Bonds Issued	4,079,504	53.9%	3,007,409	46.2%	1,772,129	30.2%
Other interest-bearing liabilities	1,748,816	44.1%	1,981,775	47.3%	3,062,885	29.2%

Interest-Earning Assets & Interest-Bearing Liabilities USD	06/30/19		Quarter ended 03/31/19		06/30/18
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	87,713,539	5.3%	80,595,172	5.6%	50,253,604	4.4%
Public sector instruments	14,739,938	7.5%	15,510,718	8.8%	10,489,064	5.3%
Loans	70,105,466	5.0%	62,771,546	5.0%	38,466,819	4.3%
Other interest-earning assets	2,868,135	1.5%	2,312,908	1.7%	1,297,721	1.1%
Interest-Bearing Liabilities	117,988,929	0.4%	103,430,688	0.4%	58,262,678	0.2%
Saving Accounts	91,810,301	0.0%	80,600,054	0.0%	46,406,985	0.0%
Time Deposits	17,823,578	0.6%	17,334,943	0.6%	9,831,850	0.5%
Current accounts with interest	3,062,139	0.0%	401,194	0.0%	132,734	0.0%
Other interest-bearing liabilities	5,292,911	5.8%	5,094,497	5.5%	1,891,108	3.7%

•	Net fee income

Net Fee Income		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Net fee income	1,943,656	1,494,815	1,744,892	30.0%	11.4%
Fee income	4,366,538	3,814,183	3,267,056	14.5%	33.7%
Fee charges on deposits accounts	1,290,913	1,109,927	886,958	16.3%	45.5%
Credit cards and operations	1,493,053	1,250,022	1,769,710	19.4%	(15.6%)
Checks	458,230	326,004	221,466	40.6%	106.9%
Capital markets and securities activities	48,591	51,074	27,307	(4.9%)	77.9%
Fees related to foreign trade	202,121	181,020	108,711	11.7%	85.9%
Services of collection	503,600	521,129	317,097	(3.4%)	58.8%
Generated by subsidiaries	95,632	97,114	111,828	(1.5%)	(14.5%)
Other fees	274,398	277,894	(176,022)	(1.3%)	(255.9%)
Fee Expenses	(2,422,882)	(2,319,368)	(1,522,164)	4.5%	59.2%

Net fee income grew 30% compared to the previous quarter and 11.4% compared to the second quarter of 2018, partly as a result of the accounting reclassification due to the change in criteria regarding the deferral of credit card emission fees implemented during the third quarter of 2018.

In addition, during the first quarter of 2019, insurance fees were reclassified, from other operative income to other fees.

Fee income increased by 14.5% compared to the previous quarter, mainly due to higher fees for credit cards and ATMs, which includes recurrent annual income, realized during the quarter, due higher fees on deposits accounts, which were partially offset by lower fees for collection and transfer services. In comparison with the second quarter of 2018, fee income grew 33.7%

BBVA, once again gained credit card consumption market share, 118 bp in the first six months of the year, reaching 15.2% of the market.

Fee expenses grew at a slower pace of 4.5% during the quarter and 59.2% compared to the second quarter of 2018, mainly due to fee expenses related to the loyalty program and campaigns to acquire new clients which were partially offset by lower credit card processing charges.

In the new disclosure format applied beginning with the first quarter of 2018, certain fee items are accounted for in other operating income.

•	Net income from measurement of financial instruments at fair value through profit or loss

Net income from measurement of financial instruments		Quarter ended		Δ% Quarter ended 03/31/19 vs Quarter ended
at fail value through profit or loss (in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Net income of financial instruments at fail value	2,115,028	2,464,277	(647,534)	(14.2%)	(426.6%)
Income from public securities	763,084	864,288	269,260	(11.7%)	183.4%
Income from private securities	795,689	1,591,884	9,512	(50.0%)	8,265.1%
Income from interest rate swaps	(207,759)	(126,485)	(433,324)	64.3%	(52.1%)
Non deliverable forward	751,443	112,613	(502,779)	567.3%	(249.5%)
Income from corporate bonds	12,571	21,977	9,797	(42.8%)	28.3%

Net income from measurement of financial instruments at fair value recorded a gain of AR$ 2.1 million in the second quarter of 2019. It is important to mention that the previous quarter included the market valuation of the 49% stake in Prisma for a total amount or AR$ 1.6 billion.

The income for the quarter was based on higher income from private securities, which included the dividend received for the Bank’s stake in Prisma for AR$ 716 million and higher results originated by foreign currency forward transactions by AR$ 795.7, which is partially offset by the loss originated by the devaluation of the peso over the foreign currency position of the Bank by AR$ 322.1, reflected in the following chart.

Additionally, lower gains arising from the public securities portfolio and a loss registered in connection with interest rate swaps were accounted.

•	Foreign exchange difference

Foreign Exchange Difference		Quarter ended		Δ% Quarter ended 06/30/19 vs Quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Foreign Exchange Difference	1,321,560	1,174,542	2,009,608	12.5%	(34.2%)
FX trading	1,643,710	1,345,238	964,124	22.2%	70.5%
long/Short FX net balance	(322,150)	(170,696)	1,045,484	88.7%	(130.8%)

Foreign exchange difference registered the gain generated by foreign currency buying and selling activity, whereas the result by foreign currency position is explained in the previous paragraph.

•	Other operating income

Other Operating Income		Quarter ended		Δ% Quarter ended 06/30/19 vs Quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Operating Income	4,389,805	3,390,923	622,728	29.5%	604.9%
Safe deposits	143,324	122,349	111,029	17.1%	29.1%
Insurance	—	—	(818)	—	—
Fees on USD credit cards consumption	290,950	1,939	106,806	n/a	n/a
Interest on loans and fees related	317,685	239,738	118,979	32.5%	167.0%
Other fees	129,279	97,269	71,782	32.9%	80.1%
Total other fees	881,238	461,295	407,778	91.0%	116.1%
Prisma Sale	—	2,695,720	—	—	—
Other operating income	3,508,567	233,908	214,950	1,400.0%	1,532.3%

Other operating income totaled AR$ 4.4 billion during the second quarter of 2019, growing 29.5% compared to the previous quarter.

During the quarter, it was registered in other operating income an adjustment as consequence of calculating the income tax for the 2018 fiscal year considering the effects of inflation, which are provisioned by the same amount in Other operating expense”.

Operating Expenses

Operating Expenses		Quarter ended		Δ% Quarter ended 6/30/19 vs Quarter ended
In thousands of pesos	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Personnel expenses	(3,242,029)	(2,712,587)	(1,929,968)	19.5%	68.0%
Administrative expenses	(2,421,106)	(2,044,423)	(1,646,632)	18.4%	47.0%
Depreciation and amortization of assets	(393,926)	(358,361)	(207,860)	9.9%	89.5%
Other operating expenses	(6,074,392)	(2,538,043)	(1,428,480)	139.3%	325.2%
Operating Expenses	(12,131,453)	(7,653,414)	(5,212,940)	58.5%	132.7%

(1)	Exchange Rate: $ 43.3533 = u$s 1

Operating expenses totaled AR$ 12.1 billion, this result includes the above-mentioned provision.

•	Personnel expenses and Administrative expenses

Administrative and Personnel Expenses				Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	30/06/19	03/31/19	06/30/18	03/31/19	06/30/18
Personnel expenses	(3,242,029)	(2,712,587)	(1,929,968)	19.5%	68.0%
Administrative expenses	(2,421,106)	(2,044,423)	(1,646,632)	18.4%	47.0%
Electricity and Communications	(133,341)	(110,161)	(68,331)	21.0%	95.1%
Advertising and Promotion	(109,829)	(121,581)	(124,392)	(9.7%)	(11.7%)
Fees and external administrative services	(154,309)	(92,737)	(76,380)	66.4%	102.0%
Taxes	(635,447)	(559,847)	(349,683)	13.5%	81.7%
Rents	(160,293)	(170,833)	(165,446)	(6.2%)	(3.1%)
Maintainance, conservation and repairs	(256,237)	(278,866)	(175,265)	(8.1%)	46.2%
Security Service	(87,495)	(85,565)	(66,631)	2.3%	31.3%
Carriage of valuables	(328,363)	(165,578)	(237,258)	98.3%	38.4%
Other	(555,792)	(459,255)	(383,246)	21.0%	45.0%
Total Employees	6,242	6,153	6,084	89	158
Total Branches	252	252	251	0	—

Personnel expenses increased by 19.5% compared to the previous quarter and 68% compared to the second quarter of 2018, whereas administrative expenses grew 18.4% and 47% in the same periods, respectively.

The increase in personnel expenses is mainly due to the update in salaries arising from the agreements signed with the labor union and its compensation schemes.

Administrative expenses increased 18.4% during the quarter and 47% compared to the second quarter of 2018. This quarterly and inter-annual increases are mainly explained by higher charges in carriage of valuables due to both, an increase in the amounts transported and the increase in prices, by higher taxes, as a result of higher activity levels and inflation and by higher charges for fees and external administrative services.

Efficiency ratio for the quarter reached 34.2%, registering an improvement compared to the ratios of the previous quarter and the second quarter of 2018 (36.9% and 50%, respectively).

•	Other operating expenses

Other Operating Expenses		Quarter ended		Δ% Quarter ended 06/30/19 vs Quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Operating expenses	(6,074,392)	(2,538,043)	(1,428,480)	139.3%	325.2%
Gross income tax	(1,440,775)	(1,372,502)	(957,432)	5.0%	50.5%
Gross income tax NII	(1,103,900)	(1,090,700)	(753,360)	1.2%	46.5%
Gross income tax fees	(336,875)	(281,802)	(204,072)	19.5%	65.1%
Cost of deposits insurence	(122,690)	(109,667)	(71,851)	11.9%	70.8%
Other operating expenses	(4,510,927)	(1,055,874)	(399,197)	327.2%	1,030.0%

Other operating expenses mainly reflected an increase in gross income tax, due to the income in net interest income, fees and income from foreign currency exchange difference, during the period. In addition, beginning in the fourth quarter of 2018, the rate differential between the applied rate and the market rate in credit card financing operations has been recorded under Other operating expenses.

Finally, as was above previously mention, during the second quarter of 2019 a provision was created for any contingency which may arise from the decision adopted regarding the Income Tax for the fiscal year 2018.

Income from associates

Income from associates shows the result of non-consolidated companies. During the second quarter of 2019 a gain of AR$ 312.5 million was recorded, mainly due to the equity investment in BBVA Seguros, Volkswagen Financial Services, PSA Finance and Rombo Compañia Financiera.

Balance and activity

Loan portfolio

Net Loans		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Private & Financial sector loans in $	119,311,171	114,404,420	114,137,222	4.3%	4.5%
Advances	9,579,380	8,007,919	14,190,618	19.6%	(32.5%)
Discounted and purchased notes	15,546,359	15,814,293	17,676,632	(1.7%)	(12.1%)
Consumer Mortgages	12,045,949	11,045,297	7,357,341	9.1%	63.7%
Car secured loans	1,562,480	1,650,656	5,348,745	(5.3%)	(70.8%)
Personal loans	24,412,264	24,421,230	20,666,082	(0.0%)	18.1%
Credit cards	45,348,160	42,662,066	33,282,575	6.3%	36.3%
Loans to financial sector	7,095,898	6,068,159	6,094,170	16.9%	16.4%
Other loans	5,238,392	5,887,122	9,688,354	(11.0%)	(45.9%)
Other receivables	3,817,112	3,609,237	3,423,950	5.8%	11.5%
Unaccrued interest	(1,212,317)	(1,234,203)	(919,522)	(1.8%)	31.8%
Less: Allowance for loan losses	(4,122,506)	(3,527,356)	(2,671,723)	16.9%	54.3%
Private & Financial sector loans in FX	67,304,344	70,901,075	47,986,010	(5.1%)	40.3%
Advances	10,125	11,327	11,018	(10.6%)	(8.1%)
Discounted and purchased notes	4,446,844	7,267,682	5,372,185	(38.8%)	(17.2%)
Credit cards	2,789,073	2,923,037	2,007,866	(4.6%)	38.9%
Loans to financial sector	552,890	293,892	96,538	88.1%	472.7%
Other loans	60,722,826	61,356,511	40,821,518	(1.0%)	48.8%
Other receivables	429,203	339,239	186,381	26.5%	130.3%
Less: Allowance for loan losses	(1,646,617)	(1,290,613)	(509,496)	27.6%	223.2%
Total Private Loans	186,615,515	185,305,495	162,123,232	0.7%	15.1%
Total loans to public sector	336	439	78	(23.5%)	330.8%
Net Total Loans net of other non resident loans	186,615,851	185,305,934	162,123,310	0.7%	15.1%

As of the third quarter of 2018, Volkswagen Financial Services Compañia Financiera is no longer recorded on a consolidated basis. Such figures were recorded under Car secured loans.

The private sector loan portfolio amounted to AR$ 186.6 billion, remaining stable compared to the previous quarter and increasing 15.1% in the last twelve months. Including VW Financial Services, the private sector loan portfolio would have increased 1.1% and 19.9% respectively.

The market share of loans reached 8.51% by the end of June 2019, including loans from associated companies (VW Financial Services, PSA Finance and Rombo Compañia Financiera), showing an increase of 27 bp in the last twelve months.

Argentine peso denominated loans grew 4.3% during the quarter and 4.5% annually (4.7% and 11.3%, respectively, including VW). U.S. dollar denominated loans expressed in AR$ fell by 5.1% during the quarter and increased 40.3% compared to June 30, 2018, mainly due to the re-expression of the new value of the currency, while loans measured in U.S. dollar fell in both periods, by 3% and 4.6%, respectively.

Regarding retail loans, credit card financings grew 5.6% during the quarter and 36.4% annually, while mortgages loans reflected the impact of inflation, personal loans remained stable during the quarter and increased 18.1% in the last twelve months.

Commercial loans fell 2.4% compared to the previous quarter mainly due to the decrease in the foreign currency denominated portfolio. Compared to the second quarter of 2018, commercial loans grew 9.2%

Asset quality ratios

Asset Quality Ratios		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Non-performing loans (1)	5,111,322	4,210,743	1,423,719	21.4%	259.0%
Allowance for loan losses	(5,769,123)	(4,817,969)	(3,181,219)	19.7%	81.3%
Non-performing loans/net total loans	2.66%	2.21%	0.86%	44	180
Non-performing priv. loans/net priv. loans	2.66%	2.21%	0.86%	44	180
Allowance for loan losses/non-performing loans	112.87%	114.42%	223.44%	(155)	(11,057)
Allowance for loan losses/net total loans	3.00%	2.53%	1.92%	46	107

(1) Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system .

The asset quality ratio (non-performing loans/total loans) was 2.66% with a coverage ratio (allowances/non-performing loans) of 112.87% as of June 30, 2019.

The indicators show some deterioration in the loan portfolio, mainly due to specific cases in the commercial portfolio.

The cost of risk reached 2.5% recording an increase of 41bp during the quarter.

Provisions Evolution		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Balance at the beginning of the quarter	4,817,969	4,258,239	2,548,322	13.1%	89.1%
Increase/decrease	1,788,799	1,090,116	801,330	64.1%	123.2%
Increase/decrease-Foreign exchange diff.	(46,350)	164,105	154,646	(128.2%)	n/a
Aplications /Reversals	(791,295)	(694,491)	(323,079)	13.9%	144.9%
Balance at the end of the quarter	5,769,123	4,817,969	3,181,219	19.7%	81.3%

Public sector exposure

Public Sector Exposure		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Bills and Notes from Central Bank	57,005,448	29,726,124	14,291,916	91.8%	298.9%
Treasury and national government	24,040,636	24,580,395	14,776,891	(2.2%)	62.7%
National Treasury Public Debt $	6,934,349	7,912,149	2,995,774	(12.4%)	131.5%
National Treasury Public Debt USD	11,525,130	3,662,256	5,651,068	214.7%	103.9%
Treasury Repos USD	5,581,157	13,005,990	6,130,049	(57.1%)	(9.0%)
Pesos subtotal	63,939,798	37,638,272	17,287,691	69.9%	269.9%
Dollars subtotal	17,106,287	16,668,246	11,781,117	2.6%	45.2%
Total Public Sector exposure	81,046,084	54,306,518	29,068,808	49.2%	178.8%
% National Government debt /Assets	6.1%	6.3%	5.5%

Total exposure to the public sector amounted to AR$ 81.1 million, increasing 49.2% during the quarter and 178.8% in the last twelve months.

Short-term liquidity was allocated in BCRA instruments, which grew in both periods.

National Government Debt, which represents 6.1% of assets decreased by AR$ 539.8 million during the quarter, as a consequence of the partial expiration of the repo with the National Treasury and to the decrease of the debt denominated in AR$, which was partially offset by the purchase of instruments dollar-denominated.

Deposits

Deposits by Currency		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Deposits $ denominated	149,210,483	145,348,077	110,904,657	2.7%	34.5%
Current accounts	34,213,508	29,664,346	24,855,245	15.3%	37.7%
Saving accounts	36,506,676	38,433,328	36,941,390	(5.0%)	(1.2%)
Time deposits	75,857,067	75,070,308	46,882,744	1.0%	61.8%
Peso denominated	72,592,302	71,381,291	43,051,721	1.7%	68.6%
CER adjusted time deposits	3,264,765	3,689,017	3,831,023	(11.5%)	(14.8%)
Other	2,633,232	2,180,095	2,225,278	20.8%	18.3%
Deposits FX denominated	135,991,383	133,358,950	81,952,616	2.0%	65.9%
Current accounts	108,185	130,130	189,557	(16.9%)	(42.9%)
Saving accounts	116,754,041	111,988,699	67,231,437	4.3%	73.7%
Time deposits	16,967,487	18,832,038	12,172,428	(9.9%)	39.4%
Other	2,161,670	2,408,083	2,359,194	(10.2%)	(8.4%)
Total deposits	285,201,866	278,707,027	192,857,273	2.3%	47.9%

Total deposits amounted to AR$ 285.2 billion as of June 30, 201, increasing 2.3% and 47.9% compared to the previous quarter and the second quarter of 2018, respectively.

Deposits in local currency grew by 2.7% and 34.5% compared to the quarters ended as of J 31, 2018 and June 30, 2018, respectively.

Foreign currency denominated deposits expressed in pesos grew 2% during the quarter and 65.9% in the last twelve months. Measured in the currency of origin, they increased 4.1% and 12.8%, in the same periods, respectively.

Other sources of funds

Other Souces of Funds		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Lines from other banks	3,291,860	5,999,754	5,732,921	(45.1%)	(42.6%)
Senior Bonds	4,329,078	4,228,208	1,751,596	2.4%	147.2%
Total other funding sources	7,620,938	10,227,962	7,484,517	(25.5%)	1.8%

Lines from other Banks corresponds mainly to funds to finance foreign trade operations, which registered a decrease compared to the previous quarter and to the second quarter of 2018 (45.1% and 42.6%, respectively).

Capitalization

Capitalization		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Capital Stock	612,660	612,660	612,660	—	—
Issuance premiums	6,735,977	6,735,977	6,735,977	—	—
Adjustments to stockholders equity	312,979	312,979	312,979	—	—
Subtotal	7,661,616	7,661,616	7,661,616	—	—
Reserves on Profits	28,488,024	17,424,932	17,424,932	63.5%	63.5%
Unrealized valuation difference	12,787,742	19,477,711	7,744,300	(34.3%)	65.1%
Otros resultados integrables acumulados	(161,736)	(188,995)	30,841	(14.4%)	(624.4%)
Partcipación de terceros	33,763	33,564	553,873	0.6%	(93.9%)
Total stockholders´ equity	48,809,409	44,408,828	33,415,562	9.9%	46.1%

The Shareholders’ Meeting held on April 24, 2019 approved the treatment of the non-classified results as of December 31, 2018, allocating a total of AR$ 7.2 billion to both legal and voluntary reserves and to the payment cash dividends of AR$ 2.4 billion. These dividends were paid on May 16, 2019.

Solvency

Central Bank Requirements		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
CB Minimum Capital Requirements	23,390,545	23,241,773	19,213,740	0.6%	21.7%
Allocated to Asset at Risk	18,398,338	18,903,979	16,092,833	(2.7%)	14.3%
Market Risk	174,965	234,278	154,790	(25.3%)	13.0%
Operational Risk	4,817,242	4,103,516	2,966,117	17.4%	62.4%
Bank Capital	47,627,629	43,365,989	34,217,408	9.8%	39.2%
Ordinary Capital Level 1 (* )	49,418,410	45,024,464	33,516,442	9.8%	47.4%
Dedusctions Ordinary Capital Level 1	(3,776,760)	(3,649,725)	(2,165,117)	3.5%	74.4%
Capital Level 2	1,985,979	1,991,250	1,959,093	(0.3%)	1.4%
Aditional Capital Level 1	—	—	906,990	—	(100.0%)
Excess over Required Capital	24,237,084	20,124,216	15,003,668	20.4%	61.5%
Excess as % of the capital required	103.6%	86.6%	78.1%	19.7%	32.7%
Risk weighted assets	285,683,388	283,639,646	234,312,709	0.7%	21.9%
Capital Ratio (Central Bank rules) (*) (**)	16.7%	15.3%	14.6%	9.0%	14.2%
TIER I (***)	16.0%	14.6%	13.8%	9.5%	16.0%

(*)	Bank capital /Risk weighted assets
(**)	Includes the 100% of the quarterly result
(***)	Ordinary capital level 1 /Risk weighted assets

BBVA continues to show adequate solvency ratios. As of June 30, 2019 the capital ratio reached 16.7%. The Tier 1 ratio was 16% and the excess over required capital was AR$ 24.2 million.

Liquidity

		Quarter ended		Δ bps Quarter ended 06/30/19 vs quarter ended
(in thousands of pesos except percentages)	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Liquid Assets to Total Deposits (1)	60.7%	60.3%	42.6%	4.6	181.3
Loans to Total Assets	47.5%	47.8%	60.4%	(0.0)	(0.1)

(1)	“Liquid assets” include “Cash & due from banks”, “Liquidity requirements” and “Central Bank Bills & Notes”

Liquid assets represented 60.7% of total Bank’s deposits as of June 30, 2019.

Additional information

		Quarter ended		Δ% Quarter ended 06/30/19 vs quarter ended
	06/30/19	03/31/19	06/30/18	03/31/19	06/30/18
Exchange rate $/USD	42.45	43.35	28.86	(2.1%)	47.1%
Quarterly CER adjustment	11.9%	9.3%	7.4%	2.6%	4.5%

Other events

•

On April 24, 2019 the Shareholders’ Meeting approved the merger by absorption of BBVA Francés Valores S.A, by BBVA Francés S.A. with the objective of optimizing operating costs by unifying resources and processes.

•

Additionally, on April 24, 2019 the Shareholders’ Meeting also approved the payment of dividends in cash for a total amount of AR$ 2,407 million, representing a payout ratio of 25%. The payment of such dividends was made effective on May 16, 2019.

•

On May 13, 2019, BBVA decided to file its income tax affidavit and paid the corresponding tax to the Internal Revenue Service for the 2018 fiscal year, taking into account inflation adjustment proceedings. The Bank also filed a declarative judgment requesting the unconstitutionality the above mentioned rules, because of the confiscatory effect of the particular case. In addition, BBVA established a provision for any contingency which may arise from the decision regarding fiscal year 2018 income tax.

•

On June 10, 2019, the BBVA group globally adopted a single unique brand, BBVA; as well as a logo more in line with the digital world. This new identity is a reflection of the values of the BBVA Group, particularly the “We are a single team” value, which emphasizes the importance of the people who working in the Group, as well as their commitment to the project that is BBVA. In Argentina, BBVA Francés is now BBVA. The corporate name is also changed to Banco BBVA Argentina S.A, which has been approved by the BCRA, and will begin to be used once registered in the Public Registry of Commerce.

•	In line with this new identity, the Bank’s ticker symbol on the NYSE, BYMA and MAE was change to “BBAR” and in Latibex the new ticker symbol is “XBBAR”.

•

On July 22, 2019, the calculation process for determining the final sale price of Prisma Medios de Pago S.A. shares, representing 51% of the capital and votes of said company, was completed. The final price corresponding to the shares transferred by the Bank is USD 76.9 million. The difference between the final price and the estimated price at closing has been deducted from the price balance. The remaining payment terms have not been modified and continue as previously stipulated.

•	On July 29, 2019, the BCRA authorized the appointment of Ms. María Isabel Goiri Lartitegui and Mr. Gabriel Alberto Chaufán as Directors of the Bank.

Regulatory changes

•

On April 5, 2019, through its Communication “A” 6667, the BCRA published a regulation allowing users (whether customers or non-customers) to make fixed term deposits in pesos at any bank through digital, web and mobile channels, with a debit to a sight account in pesos in another entity.

•

Further, on April 17, 2019, the BCRA issued Communication “A” 6680, which sets the maximum term for entities to credit the vendor or affiliated merchant account for the amount of each sale paid in a payment through the use of credit cards and / or purchase issued by them, at 10 business days from the date of purchase, and prohibits charging interest or commission for that settlement period.

•

Additionally, on the same date, the BCRA issued Communication “A” 6691 prohibiting the collection of commissions for cash deposits in pesos to accounts whose holders are individuals or legal entities who have the status of micro-, small- and medium-size companies (MiPyMEs).

•

On May 14, 2019, the BCRA, through Communication “A” 6699, extended the maximum limit of the net positive global currency position from 5% to 30% of the regulatory capital (referred to as “Responsabilidad Patrimonial Computable or RPC), or of own liquid assets, whichever is less, provided that the difference is applied in Treasury Bills linked to the US dollar above the position recorded on May 13, 2019.

•

Further, the BCRA, through Communication “A” 6706, redefined, as of June 1, 2019, the structure of minimum cash requirements, establishing a minimum requirement of 45% for sight deposits, integrated 5% in BOTE 2020 bonds, 10% in Leliq and 30% in cash. For time deposits up to 30 days, these percentages are set at 14%, 5% and 13% respectively. These requirements are reduced as the term of the deposits increases, reaching 0% reserve requirement for deposits longer than 90 days. Subsequently, on June 30, 2019 through Communication “A” 6728, the minimum cash requirement rates for time deposits in the different tranches decreases by 3 percentage points for all financial entities. Finally, on July 22, 2019, through Communication “A” 6738, the BCRA established that for time deposits up to 30 days, up to 3 more percentage points may be integrated into Leliq.

•

On June 14, 2019, the BCRA established, through Communication “A” 6715 the possibility of offering UVA loan applicants the option that the amount of the fee does not exceed 10% of the amount that would result from applying to the loan a capital adjustment by the CVS (Coeficiente de variación de salarios), without implying extending the number of installments originally planned.

•

On June 19, 2019, the BCRA, through Communication “A” 6719, modified the minimum cash rules, in order to exclude all obligations with merchants for purchases and/or sales made through the use of credit cards; extending the provisions of Communication “A” 6706 that only excluded payments in installments. Additionally, it established that the minimum cash requirement will be determined with the average daily balances of the obligations of the previous period and the unified calculation of minimum cash for the bonus payment periods (July / August and December / January).

Earnings Conference Call

When:	1:30 pm Argentine time, August 12, 2019 – (12:30 pm EST)

Dial-in:
+ 54-11-3984-5677 (Argentina)
+ 1-844-450-3851 (USA Toll-free)
+ 1 412-317-6373 (International)

Conference ID: BBVA

Webcast:	CLICK HERE

Replay:
+1-877-344-7529 (USA Toll-free)
+1-412-317-0088 (International)

Replay access code: 10133523

The replay will be available until August 22nd, 2019

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, the principal shareholder since 1996. In Argentina, is one of the leading private financial institutions since 1886. Nationwide, BBVA in Argentina, offers retail and corporate banking, to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose, is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions, through an easy and convenient experience. The institution rests in solid values: “Customer comes first, we think big and we are one team”. At the same time, its responsible banking model, aspires to achieve a more inclusive and sustainable society.

Investor relations contact:

investorelations-arg@bbva.com

Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	06/30/19	31/03/19	06-30-18
Cash and due from banks	90,955,170	103,990,452	54,530,632
Debt securities at fair value through other comprehensive income	6,590,932	2,049,715	2,735,529
Derivatives	1,838,020	820,604	104,250
Repurchase agreements	5,924,379	21,425,035	6,367,328
Other financial assets	5,957,221	9,888,314	5,897,674
Loans and other financial intermediation	186,615,851	185,305,934	162,123,310
Loans to the private & financial sector	186,615,515	185,305,495	162,123,232
Advances	9,589,505	8,019,246	14,201,636
Discounted and purchased notes	19,993,203	23,081,975	23,048,817
Secured with mortgages	12,045,949	11,045,297	7,357,341
Car secured loans	1,562,480	1,650,656	5,348,745
Personal loans	24,412,264	24,421,230	20,666,082
Credit cards	48,137,233	45,585,103	35,290,441
Loans to financial sector	7,648,788	6,362,051	6,190,708
Other (*)	65,961,218	67,243,633	50,509,872
Other receivables	4,246,315	3,948,476	3,610,331
Less: Unaccrued interest	(1,212,317)	(1,234,203)	(919,522)
Less: Allowance for loan losses	(5,769,123)	(4,817,969)	(3,181,219)
Public Sector loans	336	439	78
Other debt securities	69,763,641	40,541,600	18,544,550
Financial assets pledged as collateral	6,352,207	5,278,301	5,155,840
Current income tax assets	385	385	1,056
Investments in equity instruments	1,914,766	1,893,207	120,978
Investments in associates and joint ventures	2,075,103	1,859,414	1,087,893
Property, plant and equipment	11,866,623	11,609,063	9,136,878
Intangible assets	590,357	542,565	542,054
Deferred income tax asset	526,504	274,386	22,311
Other non financial assets	1,860,690	2,203,245	1,350,209
Non-current assets held for sale	59,776	59,776	507,630
Total Assets	392,891,625	387,741,996	268,228,122
Deposits	285,201,866	278,707,027	192,857,273
Current accounts	34,321,693	29,794,476	25,044,802
Saving accounts	153,260,717	150,422,027	104,172,827
Time deposits	92,824,554	93,902,346	59,055,172
Rescheduled deposits CEDROS	1,951	1,951	1,951
Other deposits	4,792,951	4,586,227	4,582,521
Liabilities at fair value trhough other comprehensive income	1,156,152	1,969,005	143,495
Derivatives	2,288,638	1,611,843	2,277,241
Repurchase agreements	—	—	936,751
Other financial liabilities	23,067,544	29,306,624	17,727,818
Financing received the BCRA and other financial insitutions	3,291,860	5,999,754	5,732,921
Corporate bonds issued	4,329,078	4,228,208	1,751,596
Current income tax liabilities	4,609,342	5,792,030	1,409,535
Provisions	7,050,001	3,861,057	3,374,177
Other provisions	7,048,350	3,859,458	3,372,628
For eventual compromises	1,651	1,599	1,549
Deferred income tax liabilites	65,175	65,808	343,100
Other non-financial liabilities	13,022,560	11,791,812	8,258,653
Total Liabilities	344,082,216	343,333,168	234,812,560
Total Stockholders´ equity	48,775,646	44,375,264	32,861,689
Equity investments	33,763	33,564	553,873
Total liabilities + stockholders’ equity	392,891,625	387,741,996	268,228,122

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	06/30/19	03/31/19	06/30/18
Interest Income	23,018,132	18,375,643	9,478,091
Interest on loans to the financial sector	599,081	681,141	351,772
Interest on overdraft	1,532,848	1,528,558	1,177,920
Interest on documents	2,053,529	1,990,751	1,090,927
Interest on mortgages loans	281,436	261,244	169,956
Interest on car secured loans	93,852	97,747	337,965
Interest on credit card loans	4,236,048	3,892,306	1,838,495
Interest on financial leases	114,878	122,815	129,239
Interest on personal loans	1,830,440	1,755,947	1,532,737
Interest on other loans	607,469	693,658	724,107
From other banking receivables from financial intermediation	5,367	5,856	2,264
CER adjustment	24,637	17,857	6,705
UVA adjustment	2,250,577	1,567,222	506,632
Income from Public Securities	8,505,653	4,725,693	1,187,403
Other	882,317	1,034,848	421,969
Interest Expenses	(9,982,014)	(8,624,392)	(3,507,170)
Interest on Current Account Deposits	(794,995)	(669,369)	(417,615)
Interest on Saving Account Deposits	(20,214)	(11,506)	(26,894)
Interest on Time Deposits	(7,920,038)	(7,002,509)	(2,438,015)
Interest on interfinancing received loans	(3,376)	(15,255)	(18,567)
Interest on other financing from the financial institutions	(462)	(571)	(49,652)
Interest on other liabilites from financial intermediation	(801,089)	(625,516)	(256,177)
Other interest	(7)	(7)	(50)
UVA adjustment	(430,550)	(295,432)	(256,626)
Other	(11,283)	(4,227)	(43,574)
Net interest income	13,036,118	9,751,251	5,970,921
Net fee income	1,943,656	1,494,815	919,141
Net income of financial instruments	2,115,028	2,464,277	(647,534)
Result from assets at amortised cost	(36,380)	(4,183)	(68,298)
Foreign exchange difference	1,321,560	1,174,542	2,009,608
Other operating income	4,389,805	3,390,923	622,728
Provision for loan losses	(1,864,924)	(2,358,139)	(804,248)
Net operating income	20,904,863	15,913,486	8,002,318
Personnel expenses	(3,242,029)	(2,712,587)	(1,929,968)
Administrative expenses	(2,421,106)	(2,044,423)	(1,646,632)
Depreciations and amortizations	(371,193)	(336,698)	(176,910)
Depreciation on Intangible assets	(22,733)	(21,663)	(30,950)
Other operating expenses	(6,074,392)	(2,538,043)	(1,428,480)
Operating income	8,773,410	8,260,072	2,789,378
Income from associates and joint ventures	312,483	117,003	230,867
Net income before income tax from continuing operations	9,085,893	8,377,075	3,020,245
Income tax from continuing operations	(2,305,571)	(2,366,004)	(866,387)
Net income Including non-controlling shareholders	6,780,322	6,011,071	2,153,858
Net income attributable to non-controlling shareholders	199	3,452	29,938
Net income	6,780,123	6,007,619	2,123,920
Other comprehensive income	27,259	(184,020)	68,085
Total income attributable to controlling shareholders	6,807,382	5,823,599	2,192,005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 12, 2019	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer